
March 14, 2013

Via E-mail
Calvin C. Balliet
Chairman of the Board
SLC Student Loan Trust 2010-1
c/o SLC Student Loan Receivables I, Inc.
4000 Regent Boulevard
C2B-260
Irving, Texas 75063

    Re: SLC Student Loan Trust 2010-1
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed March 30, 2012
            File No. 333-164557-01

Dear Mr. Balliet:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15 – Exhibits, Financial Statement Schedules, page 5

Exhibits 33.1, 33.2, 33.3 and 33.4

1.   We note that the lists of applicable servicing criteria for each of the assessing parties do not match the lists of applicable servicing criteria for servicers set forth as attachments to your transaction agreements (filed on Forms 8-K) for SLC Student Loan Trust 2010-1. In addition, it is not clear if all the assessments with respect to each of the applicable servicing criteria cover the entire reporting period, as required. With a view towards disclosure, please tell us, for each servicing criterion listed in Item 1122(d) of Regulation AB, the entity participating in the servicing function that is assigned responsibility for such criterion, as applicable, for the entire reporting period. Please provide a response

that applies to SLC Student Loan Trust 2010-1. Please provide the information in a graph or table if doing so will aid understanding.

<u>Exhibit 35.3</u>

2. We note the use of the singular "Trust" in paragraph (c) of the Servicer Compliance Statement. Please confirm that SLC Student Loan Trust 2010-1 is covered by paragraph (c) of the Servicer Compliance Statement. If you can confirm this, please also confirm that you will correct paragraph (c) in future filings to ensure that it states that the Servicer has fulfilled all of the obligations under the Servicing Agreement for all of the relevant Trusts covered by the filed Servicer Compliance Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng, Special Counsel, at (202) 551-3811, or me at (202) 551-3850, if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Matthew P. Joseph